GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

January 12, 2011

Duc Dang

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Exclusive Building Services, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment One

File No.: 333-170393

Dear Mr. Dang:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes are made in response to staff comments to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated December 3, 2010.

General

1.

Section (a) (2) of Rule 419 defines a blank check company as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies…”

The Company has had a specific business plan and operations since its inception in 1997. It has not generated large amounts of revenues but has consistently generated revenues using the same mode of operations for 13 years. For these reasons, it is not a blank check company.

Cover Page of Prospectus

2.

The requested disclosures have been made.

Prospective Summary

About Exclusive Building Services, Inc.

3.

We added a brief reference to the “make ready” aspects of the business. We do not believe that it is appropriate to make further emphasis of this component at this time because construction of new and renovation of old office facilities are at extremely low levels meaning that there is currently an extremely low potential demand for “make ready” services in the current economic climate.

4.

We have added the requested disclosure. Our day-to-day operations have remained the same as an incorporated entity as they had when we were a DBA. The legal structure is different but the operations are unchanged.

Risk Factors

5.

Risk Factor #12 has been edited to provide the requested disclosure.

6.

We have made the requested revisions.

7.

The disclosure concerning “control share acquisitions” relates to an aspect of Nevada law which does not apply to us unless or until we have 200 shareholders of record with at least 100 of these having addresses in Nevada. However, we have expanded Risk Factor #18 to provide additional disclosures.

Risks Related to the Business

8.

We have expanded Risk Factor #7 to provide the requested disclosure.

EBS is and will continue to be completely dependent on the services…

9.

The requested disclosure has been provided in Risk Factor #7.

There are significant potential conflicts of interest…

10.

We have eliminated references to the mitigating factor.

We intend to become subject to the periodic reporting requirements…

11.

We have made the requested disclosure.

Patricia G. Skarpa, our chief executive officer…

12.

Risk Factor #7 has been expanded.

The costs of being a public company…

13.

We deleted this Risk Factor.

Risks Related to our Common Stock

Currently there is no established public market…

Any market that develops in shares for our common stock…

14.

We have made the requested edits and modifications to these Risk Factors and to Market Securities.

Use of Proceeds

15.

The requested disclosure has been made.

16.

The reference to minimum has been eliminated.

17.

Disclosure has been added to deal with the case of all registered shares not being sold.

The Offering

18.

There is disclosure on the Cover Page and The Offering that “There is no minimum number of shares that must be sold by us for the offering to close, and we will retain the proceeds from the sale of any of the offered shares that are sold.”

Dilution

19.

The requested disclosure has been made.

Market for Securities

20.

The disclosure has been revised.

Note Regarding Forward Looking Statements

21.

The requested disclosure has been made.

Management’s Discussion and Analysis of Financial Condition or Results of Operation

22.

The requested disclosure has been made.

23.

The requested disclosure has been made.

Liquidity

24.

We have disclosed that our estimates are based on discussions with various professionals involved in the process.

25.

The requested disclosures have been made. They emphasize the uncertainties that exist in all areas of the matters being described.

26.

The requested disclosure has been made.

Business

27.

The requested disclosure has been made.

Competition

28.

The requested disclosure has been made indicating that low costs are the principal competitive factor in our market.

Directors, Executive Officers, Promoters and Control Persons

29.

The requested disclosure has been made which emphasizes that Patricia Skarpa founded and has run the business since 1997. HallieBeth Skarpa is familiar with the business and works well with Patricia Skarpa.

Possible Potential Conflicts

30.

  The requested disclosure has been made in Employees.

Summary Executive Compensation

31.

The requested disclosure has been made indicating that Ms. Skarpa’s compensation has not been fixed or based on any percentage calculations. All compensation has been paid in cash and was based on the amount of cash available after other expenses had been paid.

Financial Statements

Statement of Operations

32.

The disclosures have been clarified to reflect why the amounts were recorded as expenses.

Note 1 – Organization

33.

The disclosures have been expanded and clarified to indicate the true nature of the transaction.

Note 5 – Principal Customer

34.

The disclosures about the customer have been expanded. There is no current contract in place with this customer. We have included a copy of the old contract with this customer as an attachment to this letter. The entire current relationship with the customer is verbal and can be terminated by either party at any time.

Part ll – Information Not Required in the Prospectus

Item 15 – Recent Sales of Unregistered Securities

35.

The additional disclosure has been made.

Exhibit 5.1 – Opinion of Gary B. Wolff, P. C.

36.

The opinion letter of counsel clarifies that the shares are duly authorized.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Exclusive Building Services, Inc.

Attachment

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